EXHIBIT 99.1

Press Release Dated March 18, 2010

Suncor Energy Firebag in situ expansion approved by Alberta Energy Resources
Conservation Board

Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

(All financial figures are in Canadian dollars and are approximate.)

Suncor Energy Firebag in situ expansion approved by Alberta Energy Resources Conservation Board

Calgary, Alberta (March 18, 2010) — The Alberta Energy Resources Conservation Board has approved Suncor Energy’s application to develop three additional stages of its Firebag in situ oil sands project. Firebag stages four, five and six each have a planned production capacity of approximately 62,500 barrels per calendar day. Cost estimates for stages four to six are expected to be detailed as each stage receives final approval from Suncor’s Board of Directors. Preliminary work is currently underway on Firebag stage four, with production targeted in late 2012.

The planned facilities will employ steam assisted gravity drainage (SAGD) technology, a thermal recovery process that allows development of deeper oil sands deposits while limiting surface land disturbance. Approved facilities include well pads, water treatment facilities and co-generation plants that produce steam while also generating electricity.

“Regulatory approval for further expansion of Firebag is an important milestone for Suncor,” said Steve Williams, chief operating officer. “This expansion keeps us on target for continued production growth, while at the same time reducing the overall environmental intensity of the barrels we produce.”

Consultation with stakeholders has been ongoing since the application was filed and planned Firebag facilities have been designed to support environmental performance targets:

•                  Energy efficiency — Natural gas fueled co-generation plants are expected to supply steam while producing electricity at a CO2 per megawatt/hour intensity lower than the current provincial average, contributing to the energy-efficiency of in-situ production facilities.

•                  Air emissions — A $400 million sulphur recovery plant, completed in late 2009, has been pre-built with capacity to contribute to sulphur emission abatement for all six Firebag stages.

•                  Water use — Once the facilities are at full capacity, water recycle rates are expected to exceed 90% with make-up volumes drawn primarily from process waste-water sourced from the company’s existing facilities. As such, the regulatory applications did not include a request to increase the company’s water withdrawal license. In-situ production does not require tailings ponds.

The first two stages of Firebag have been in operation since 2003 and 2005, respectively, with current combined production of approximately 60,000 bpd.

Stage three has a planned production capacity of approximately 62,500 barrels per calendar day, similar to stages four to six. The $3.6 billion project, which includes pre-built infrastructure for future stages, is under construction with first production targeted in mid-2011 and ramping up over the following 18 months.

This news release contains certain forward-looking statements, including statements about capital expenditures and expected future production that are based on Suncor’s current expectations, estimates, projections and assumptions, as well as its current budgets and plans for capital expenditures. Estimating and budgeting for major

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Website: www.suncor.com

capital projects is a process that involves uncertainties and that evolves in stages, each with progressively more refined data and a correspondingly narrower range of uncertainty.  Some of the forward-looking statements may be identified by words such as “planned”, “expected”, “targeted”, “estimates”, and “designed” and similar expressions. The measure “barrels per calendar day” reflects an annualized average production rate that is lower than the actual maximum design capacity. These statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that actual results could differ materially from those expressed or implied as a result of changes to Suncor’s plans and the impact of events, risks and uncertainties discussed in Suncor’s 2009 annual information form/form 40-F, annual and quarterly reports to shareholders and other documents filed with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand — a proud National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com .

Media inquiries: Sneh Seetal 403-296-6034

Investor inquiries: Helen Kelly 403-693-2048